[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

March 30, 2012

VIA EDGAR AND FACSIMILE Mr. Justin Dobbie Legal Branch Chief United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	Norfolk Southern Corporation
Registration Statement on Form S-4
Filed February 15, 2012
and Documents Incorporated by Reference
(File No. 333-179565)__________________

Dear Mr. Dobbie:

We are writing on behalf of Norfolk Southern Corporation, a Virginia corporation (the “Company”), in response to the letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 6, 2012 (the “Comment Letter”), relating to the subject Registration Statement on Form S-4 (the “Registration Statement”) and the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 incorporated by reference therein. The Company has considered the Staff’s comments and has authorized us to make on its behalf the responses set forth herein and changes to the Registration Statement described below. These changes are reflected in Amendment No. 1 to the Registration Statement, as filed with the

Mr. Justin Dobbie
United States Securities and Exchange Commission
March 30, 2012

Commission on the date hereof, marked to show the Company’s responses to the Staff’s comments.

Set forth below are the Company’s responses to the comments raised in the Comment Letter. For the convenience of the Staff, each comment in the Comment Letter is reprinted in bold and is followed by the corresponding response of the Company.

Registration Statement on Form S-4

General

1.
We note that you are registering the exchange of 4.837% Notes due 2041 and 6.00% Senior Notes due 2111 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

As of the date hereof, the Company has provided the Commission with a supplemental letter stating that the Company is registering the exchange offer in reliance on the Staff’s position contained in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993) and has included therein the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

2.
We note that your Form 10-K incorporates by reference certain sections from your definitive proxy statement. We also note that you have not filed your definitive proxy statement at this time. The registration statement may not be declared effective until you file the definitive proxy statement or an amended Form 10-K, which includes all items required by Form 10-K.

The Company advises the Staff that it filed its definitive proxy statement on March 21, 2012, before requesting acceleration of the effective date of the Registration Statement. Additionally, the Registration Statement has been amended to specifically incorporate by reference the definitive proxy statement, as

Mr. Justin Dobbie
United States Securities and Exchange Commission
March 30, 2012

well as any Exchange Act filings that are filed after the initial Registration Statement and prior to effectiveness of the Registration Statement consistent with the wording contained in Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05.

Form 10-K for the Fiscal Year Ended December 31, 2011

Notes to the Audited Financial Statements

Note 8.  Debt, page K56

3.
We note your disclosure that during the third quarter of 2011 you issued $600 million of unsecured notes and paid $146 million of premium in exchange for $526 million of its previously issued unsecured notes. Please explain to us how the amount of the premium was calculated or determined. Also, please tell us how you determined that no gain or loss should be recognized as a result of the exchange. See guidance in ASC 470-50-40.

As disclosed in Note 8 to the Company’s consolidated financial statements, the Company paid $146 million in cash and issued $600 million in unsecured notes in exchange for $526 million of previously issued unsecured notes.  The Company accounted for the transaction as a debt exchange in accordance with ASC 470-50.  As such, the $220 million of additional consideration paid to the debtholders, inclusive of the $146 million in cash premium, was recorded as a reduction in long-term debt (included in “Discounts and premiums – net”).

The Company applied the guidance in ASC 470-50-40 to determine whether the exchange was a substantial modification and, therefore, considered an extinguishment of debt. ASC 470-50-40 states that an exchange of a debt instrument is substantially different “if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument.” The Company performed an analysis to evaluate whether a substantial modification existed and determined that the difference in the present values of cash flows between the new and original terms of these debt obligations was less than the 10 percent threshold. For purposes of applying the guidance in ASC 470-50-40-12, the old and new debt instruments contain an embedded call option (make-whole provision) which allows the Company to call the debt at any time, with proper notice, at the greater of (a) 100% of the principal amount, or (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon, discounted at the applicable treasury yield plus a spread, together with accrued interest to the date of redemption.

Mr. Justin Dobbie
United States Securities and Exchange Commission
March 30, 2012

Accordingly, when the Company performed the 10 percent test, it assumed the exercise and nonexercise of the call option. Consistent with ASC 470-50-40-12, the cash flow assumptions that produced the smaller change were used as the basis for our conclusion, and in every case such change was below the 10 percent threshold. The debt exchange resulted in the issuance of new debt with interest rates of 4.837% or 6.00% being tendered for outstanding notes with interest rates ranging from 7.05% to 7.90%. The reduction in the interest payments and, for a substantial portion of the transaction, an extension of the maturity date, resulted in changes in the present value of the cash flows, discounted using the effective interest rate of the previous debt, of less than 10 percent. Consequently, the debt exchange did not result in a substantial modification of the terms of the existing debt and no gain or loss was recorded on this transaction.

We believe that the above responses adequately respond to the concerns raised in the Comment Letter. Should you have any additional comments or concerns, please feel free to contact me at (212) 735-3574.

Very truly yours, /s/ David J. Goldschmidt David J. Goldschmidt, Esq.

cc:	Tonya K. Aldave, Securities and Exchange Commission
Claire Erlanger, Securities and Exchange Commission
Linda Cvrkel, Securities and Exchange Commission
Charles W. Moorman, Norfolk Southern Corporation
James A. Hixon, Esq., Norfolk Southern Corporation
James A. Squires, Esq., Norfolk Southern Corporation
C. H. Allison, Jr., Norfolk Southern Corporation
David Shelton, Esq., Norfolk Southern Corporation